EXHIBIT 3.4
RESTATED REGULATIONS
OF
SABINE PRODUCTION MANAGEMENT, LLC
(A Texas Limited Liability Company)
Effective as of May 12, 2005 (the “Effective Date”)
     The Regulations of Sabine Production Management, LLC (the “Original Regulations”), dated as of April 29, 2005, were adopted, executed and agreed to by Haddock Enterprises, LLC, a Texas limited liability company (“Haddock Enterprises”), as the sole initial member.
     Pursuant to that certain assignment dated May 12, 2005 by and between Haddock Enterprises as assignor and Sabine Production Operating, LLC, a Texas limited liability company (“Sabine Operating”), as assignee, Haddock Enterprises assigned its interest as sole member and manager in the Company (as defined below) to Sabine Operating, consented to the admission of Sabine Operating as a member of the Company, appointed Sabine Operating as the sole manager of the Company, and withdrew as a member and manager of the Company.
     Sabine Operating desires to restate, without amendment, alteration or modification except to reflect the actions described in the immediately preceding paragraph, the Original Regulations in their entirety as follows:
     1. Formation. Sabine Production Management, LLC (the “Company”) has been organized as a Texas limited liability company under and pursuant to the Texas Limited Liability Company Act (the “Act”).
     2. Member. Sabine Operating is the sole member of the Company.
     3. Management. Subject to the other provisions in this paragraph, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, a sole manager (the “Manager”), who shall make all decisions and take all actions for the Company. The Manager may not make any decision or take any action for which the consent of the Members is expressly required by the Act. The Manager of the Company shall be Sabine Operating. The Manager may designate one or more individuals to be officers of the Company (”Officers”), and any Officers so designated shall have such title, authorities, duties, and salaries as the Manager may delegate to them. Any Officer may be removed as such, either with or without cause, by the Manager.
     4. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as all of the Members may elect. No other event (including, without limitation, an event described in Article 6.01(A)(5) of the Act) will cause the Company to dissolve.
     5. Governing Law. These regulations are governed by and shall be construed in accordance with the laws of the state of Texas.
     IN WITNESS WHEREOF, the undersigned has executed these Restated Regulations as of the Effective Date.
SABINE PRODUCTION OPERATING, LLC
     BY: HADDOCK ENTERPRISES, LLC, its Manager

By:	/s/ Gerald W. Haddock

Gerald W. Haddock, President